# Orbis
Grupa Hotelowa

Warszawa,2006-05-23

[redacted]

06014075

SUPPL

**ORBIS SA**

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl



**United States Securities**
**and Exchange Commission**
**Washington D.C. 20549**
**USA**

**Ref.: 82-5025**



Dear Sirs,

Please find enclosed a current report no 8/2006 concerning the dates of submitting periodical financial reports to the Securities and Exchanges' Commission in Warsaw.

Best regards

Alain Billy

Member of the Management Board

Current report no 8/2006

The Management Board of Orbis S.A. hereby informs about a change in the publication date of the annual reports: the stand-alone financial statements of the company Orbis S.A. and the consolidated financial statements of the Orbis Group for 2005.
The date of publication of the said reports has been scheduled for June 2, 2006.